UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

cc/o Qingdao Tiandihui Pet Foodstuff Co., Ltd

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On November 1, 2022, TDH Holdings, Inc. (the “Registrant”) issued a press release announcing its financial results for the first half year 2022. A copy of the press release is attached hereto as Exhibit 99.1

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release dated November 1, 2022 announcing financial results for the first half year 2022.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

	By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: November 3, 2022

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